Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Barclays PLC Registration Statements on Form S-8 (File Nos. 333-183110, 333-173899, 333-167232, and 333-153723) and the Barclays Bank PLC Registration Statements on Form S-8 (File Nos. 333-149302, 333-149301, 333-112797 and 333-112796) and Form F-3 (File No. 333-190038), of our report dated March 5, 2013, except with respect to our opinion on the Consolidated Financial Statements and related notes insofar as it relates to the effects of the adoption of IFRS 10: Consolidated Financial Statements pervasive across all notes; the adoption of the revisions to IAS 1 Presentation of Financial Statements noted in the Statement of Other Comprehensive Income; the reallocation of certain of the Group’s activities between reportable segments discussed in Note 2; the adoption of IFRS 7: Financial Instruments: Disclosures discussed in Note 19; and the adoption of IAS 19: Employee Benefits (revised 2011) discussed in Note 38, which is as of September 6, 2013, for Barclays PLC relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.1 to this Current Report on Form 6-K for Barclays PLC and Barclays Bank PLC filed on September 6, 2013.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London, United Kingdom
September 6, 2013